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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ChiRex Inc.
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             (Exact name of registrant as specified in its charter)

               Delaware                                           04-3296309
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(State of incorporation or organization)                      (I.R.S. Employer
                                                             Identification No.)

65 William Street, Wellesley, Massachusetts                          02181
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 (Address of principal executive offices)                          (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                ----------------
                                (Title of Class)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. |_|

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instructions A.(c)(2), please check the following box. |_|

Securities to be registered pursuant to Section 12(g) of the Act:


        Title of each class                     Name of each exchange on which
        to be so registered                     each class is to be registered
        -------------------                     ------------------------------

    Rights to Purchase Series A
Participating Cumulative Preferred Stock        Nasdaq National Market

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Item 1. Description of Securities To Be Registered.

      On March 31, 1997, the Board of Directors of ChiRex Inc. (the "Company") declared a dividend of one Right for each outstanding share of Common Stock, par value $.01 per share, of the Company (the "Common Stock"). The Rights will be issued to the holders of record of Common Stock outstanding at the close of business on March 31, 1997 (the "Record Date"), and with respect to Common Stock issued thereafter until the Distribution Date (as defined below) and in certain circumstances with respect to Common Stock issued after the Distribution Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandths (1/1000ths) of a share of Series A Participating Cumulative Preferred Stock, $.01 par value, of the Company (the "Preferred Shares") at a price of $50 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of March 31, 1997 (the "Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent (the "Rights Agent").

      Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (such person or group being an "Acquiring Person"), unless provisions preventing accidental triggering of the Rights apply, and (ii) the close of business on such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Common Stock registered in the names of the holders thereof (which certificates for Common Stock shall also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, on and after the Record Date and until the Distribution Date, the Rights will be transferred with and only with the Common Stock and each transfer of Common Stock also will transfer the associated Rights.

      As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

      The Rights are not exercisable until the Distribution Date and will expire on March 31, 2007 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

      The number of Preferred Shares or other securities issuable upon exercise of the Rights is subject to adjustment from time to time in the event of any change in the Common Stock or the Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock or Preferred Shares.

      The Preferred Shares are authorized to be issued in fractions which are an integral multiple of one one-thousandths (1/1000ths) of a Preferred Share. The Company may, but is not required to, issue fractions of shares upon the exercise of Rights, and in lieu of fractional shares, the Company may issue certificates or utilize a depository arrangement as provided by the terms of the Preferred Shares and, in the case of fractions other than one one-thousandths (1/1000ths) of a Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.


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      At such time as there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person (or any affiliate or associate of such Acquiring Person)) of a Right to purchase, for the Purchase Price, that number of one one-thousandths (1/1000ths) of a Preferred Share equivalent to the number of shares of Common Stock which at the time of such event would have a market value of twice the Purchase Price.

      In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of shares of common stock of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option,
(i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

      Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

      At any time prior to the earlier of (i) such time as a person or group becomes an Acquiring Person and (ii) the Expiration Date (as defined in the Rights Agreement), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.01 per Right (which amount shall be subject to adjustment as provided in the Rights Agreement) (the "Redemption Price").

      Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Within 10 business days after the action of the Board of Directors ordering the redemption of the Rights, the Company shall give notice of such redemption to the holders of the then outstanding Rights by mail. Each such notice of redemption will state the method by which payment of the Redemption Price will be made.

      After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that shall have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon


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the exercise of one Right pursuant to the terms of the Rights Agreement (or, in certain cases, for cash consideration).

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including, without limitation, the date on which the Distribution Date shall occur, the definition of Acquiring Person, the time during which the Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date. From and after the Distribution Date and subject to applicable law, the Company may amend the Rights Agreement without the approval of any holders of Right Certificates (i) to cure any ambiguity or to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision of the Rights Agreement or (ii) to make any other provisions which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). Any supplement or amendment adopted during any period after any person or group has become an Acquiring Person but prior to the Distribution Date shall be null and void unless such supplement or amendment could have been adopted under the prior sentence from and after the Distribution Date.

      The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, the Certificate of Designation of the Preferred Shares specifying the terms of the Preferred Shares (Exhibit A to the Rights Agreement) and the form of Right Certificate (Exhibit B to the Rights Agreement) are filed herewith as exhibits and are incorporated herein by reference. The foregoing description of the Rights and the Preferred Shares is qualified by reference to such exhibits.


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Item 2. Exhibits.

      1. Rights Agreement dated as of March 31, 1997, between ChiRex Inc. and The First National Bank of Boston, as Rights Agent.

      2. Form of Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of ChiRex Inc. (attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

      3. Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).


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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 31, 1997             CHIREX INC.,


                                  By: /s/ Michael A. Griffith
                                  ____________________________________
                                  Name: Michael A. Griffith
                                  Title: Chief Financial Officer and Secretary


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                                INDEX OF EXHIBITS

                                                                Sequentially
 Exhibit                                                        Numbered Page
 Number                        Title                            at Which Located
 ------                        -----                            ----------------

   1.    Rights Agreement dated as of March 31, 1997, between
         ChiRex Inc. and The First National Bank of Boston, as
         Rights Agent.

   2. Form of Certificate of the Voting Powers, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of ChiRex Inc. (attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

   3. Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).


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